UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 21, 2012
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

21 December 2012

9.00 am central European time

The meeting will be held at the following office address:

Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands

VimpelCom Ltd.

Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda

NOTICE

OF THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VIMPELCOM LTD.

20 November 2012

Dear Shareholder,

It is a pleasure to invite you to the 2012 annual general meeting of shareholders (the “AGM”) of VimpleCom Ltd. (“VimpelCom” or the “Company”). The supervisory board of the Company has resolved that the AGM will be held on Friday 21st December 2012 at 9.00 am (central European time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VimpelCom shares at the close of business on 20 November 2012, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VimpelCom bye-laws.

The agenda of the meeting is as follows:

1.	for the shareholders to receive audited financial statements of the Company for the year ended 31 December 2011;

2.	to approve a 9 member supervisory board;

3.	election of the individual directors comprising the supervisory board (information about the candidates is provided in attachment 1);

4.	to deal with the re-appointment of the Company’s auditor; and

5.	to deal with the cancellation of the 50,000,000 authorised but unissued ordinary shares of par value US$0.001 thereby reducing the Company’s authorised share capital by US$50,000 accordingly.

The formal notice of the annual general meeting is set out on the following page of this document.

The report of our auditor and the financial statements of the Company for the financial year ended 31 December 2011 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/ir/financials/index.wbp.

The affirmative vote of a majority of the votes cast at the AGM, at which a quorum is present, will be required to approve the resolution confirming the supervisory board at 9 members, to approve the re-appointment of the Company’s auditor and to cancel the 50,000,000 authorised but unissued ordinary shares of par value US$0.001 thereby reducing the Company’s authorised share capital by US$50,000. Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 5 of this document.

VimpelCom shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Gerbrand Nijman at +31631753681 or gerbrand.nijman@vimpelcom.com. Information regarding the resolutions to be proposed at the annual general meeting is set out on pages 5 and 6 of this document. We encourage you to read that information carefully.

VimpelCom’s supervisory board recommends that shareholders vote in favour of the proposals for a 9-member supervisory board, the re-appointment of the auditor, and for the cancellation of the 50,000,000 authorised but unissued ordinary shares of par value $0.001 thereby reducing the Company’s authorised share capital by $50,000 accordingly.

VIMPELCOM LTD.

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2012

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that the 2012 annual general meeting of the shareholders of VimpelCom Ltd. will be held on 21 December 2012 at 9.00 am (central European time) at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands to receive the report of our auditor and the financial statements of the Company for the financial year ended 31 December 2011 and to vote upon the following proposals:-

1.	To approve a 9 member supervisory board.

2.	To appoint Jon Fredrik Baksaas as a director of the Company.

3.	To appoint Andrei Baranov as a director of the Company.

4.	To appoint Augie K. Fabela II as a director of the Company.

5.	To appoint Mikhail Fridman as a director of the Company.

6.	To appoint Kjell Morten Johnsen as a director of the Company.

7.	To appoint Dr. Hans-Peter Kohlhammer as a director of the Company.

8.	To appoint Yuri Musatov as a director of the Company.

9.	To appoint Leonid Novoselsky as a director of the Company,

10.	To appoint Alexey Reznikovich as a director of the Company.

11.	To appoint Ole Bjorn Sjulstad as a director of the Company.

12.	To appoint Morten Karlsen Sorby as a director of the Company.

13.	To appoint Sergei Tesliuk as a director of the Company.

14.	To appoint Torbjorn Wist as a director of the Company.

15.	To re-appoint Ernst & Young Accountants LLP as auditor of the Company for a term expiring at the 2013 annual general meeting of the Company and to authorise the supervisory board to determine its remuneration.

16.	That the 50,000,000 authorised but unissued ordinary shares of par value US$0.001 each be cancelled and the Company’s authorised share capital be reduced by US$50,000 accordingly.

17.	Any other business which may properly come before the meeting or any adjournment of the meeting.

Resolution number 17 will be proposed as a special resolution.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instruction in their discretion.

The supervisory board has set 20 November 2012 as the record date for the annual general meeting. This means that only those persons who were registered holders of VimpelCom Ltd. common shares and/or convertible preferred shares at the close of business on that record date will be entitled to receive notice of the annual general meeting and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares and/or convertible preferred shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of our auditor and the financial statements of the Company for the financial year ended 31 December 2011 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/ir/financials/index.wbp.

Information about the nominees for appointment to the supervisory board of the Company is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith

Secretary

Dated: 20 November 2012

Record Date and Voting

Registered holders of record of VimpelCom common shares and convertible preferred shares will be entitled to vote at the annual general meeting or any adjournment or postponement of the meeting. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s register of members at the close of business on the record date for the meeting, which is 20 November 2012. Holders of record of VimpelCom shares will receive a proxy form from VimpelCom, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the annual general meeting.

Holders of record of VimpelCom ADSs will be entitled to instruct the depository as to the exercise of the voting rights attaching to the VimpelCom common shares represented by the holder’s VimpelCom ADSs. You are a holder of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depository Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the depository at the close of business on the record date. If you are a holder of record of VimpelCom ADSs, you will receive a voting instruction from the depository with instructions on how to instruct the depository to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the annual general meeting by ballot. If you are a VimpelCom ADS holder you may not vote your shares in person at the annual general meeting unless you obtain a proxy form from the depository giving you the right to vote the shares at the annual general meeting. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the annual general meeting is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VimpelCom at the time.

Pursuant to the VimpelCom bye-laws, the approval of a 9-member supervisory board, the re-appointment of the auditor and the cancellation of the unissued share capital are each subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VimpelCom bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Further details on cumulative voting procedures are set out on page 5 below.

In the event a quorum is not present at the annual general meeting, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the annual general meeting.

If you are a registered holder of VimpelCom shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 20 December 2012 at 9.00 am (central European time) or by attending the annual general meeting and voting in person. If you are a VimpelCom ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon eastern standard time in the United States pm on 14 December 2012. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:-

Mail	E-mail
Claude Debussylaan 88	barbara.nijhuis@vimpelcom.com
1082 MD Amsterdam
The Netherlands	Phone
Attention: Legal Department	+31 (0)20 797 7219

The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The supervisory board has recommended that the shareholders vote in favor of Proposals 1, 15 and 16.

PROPOSALS 1-14. CONFIRMING THE NUMBER OF DIRECTORS COMPRISING THE SUPERVISORY BOARD AND ELECTION OF THE SUPERVISORY BOARD

Text of the Proposed Resolutions:

1.	To approve a 9 member supervisory board.

2.	To appoint Jon Fredrik Baksaas as a director of the Company.

3.	To appoint Andrei Baranov as a director of the Company.

4.	To appoint Augie K. Fabela II as a director of the Company.

5.	To appoint Mikhail Fridman as a director of the Company.

6.	To appoint Kjell Morten Johnsen as a director of the Company.

7.	To appoint Dr. Hans-Peter Kohlhammer as a director of the Company.

8.	To appoint Yuri Musatov as a director of the Company.

9.	To appoint Leonid Novoselsky as a director of the Company,

10.	To appoint Alexey Reznikovich as a director of the Company.

11.	To appoint Ole Bjorn Sjulstad as a director of the Company.

12.	To appoint Morten Karlsen Sorby as a director of the Company.

13.	To appoint Sergei Tesliuk as a director of the Company.

14.	To appoint Torbjorn Wist as a director of the Company.

Explanatory Information:

•	The current supervisory board is comprised of 9 members and it is proposed that this number of constituents continue for the coming year.

•

Members of the supervisory board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2013 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

•

Each of these candidates has consented, in writing, to his nomination to the supervisory board. Information about the candidates for election to the supervisory board is attached to this document (Attachment 1).

Shareholder Approval Required:

Proposal 1 requires the approval of shareholders holding more than 50% of the votes cast at the AGM.

The election of the supervisory board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the supervisory board. Each shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the supervisory board from the 13 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the supervisory board. Each shareholder should vote on each of Proposals 2 to 14 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

PROPOSAL 15. RE-APPOINTMENT OF AUDITOR

Text of the Proposed Decision: To re-appoint Ernst & Young Accountants LLP as auditor of the Company for a term expiring at the 2013 annual general meeting of the Company and to authorise the supervisory board to determine its remuneration.

Explanatory Information:

•

In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The supervisory board may be authorised by the shareholders to determine the remuneration of the auditor.

•

The Company maintains its financial statements in accordance with IFRS. The supervisory board has recommended that the shareholders approve the re-appointment of Ernst & Young Accountants LLP as the auditor of the Company and that the supervisory board is authorised to determine its remuneration.

Shareholder Approval Required:

Proposal 15 requires the approval of shareholders holding more than 50% of the votes cast at the AGM.

PROPOSAL 16. CANCELLATION OF UNISSUED SHARE CAPITAL

Text of the Proposed Decision: That the 50,000,000 authorised but unissued ordinary shares of par value US$0.001 each be cancelled and the Company’s authorised share capital be reduced by US$50,000 accordingly.

Explanatory Information:

•

The supervisory board considers it prudent to cancel the 50,000,000 authorised but unissued ordinary shares that were created and issued when the Company was formed but which were subsequently repurchased by the Company after it acquired OJSC VimpelCom and Kyivstar. These ordinary shares now have no purpose and are no longer needed within the Company’s capital structure.

Shareholder Approval Required:

Proposal 16 requires the approval of shareholders holding more than 50% of the votes cast at the AGM.

Attachment 1 to the Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF

VIMPELCOM LTD.

Jon Fredrik Baksaas has been a director of the Company since November 30, 2011, and before his current term, he served as a director of the Company from April 2010 to June 2011. Mr. Baksaas has served as the president and chief executive officer of Telenor ASA since June 2002, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association from January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the chief financial officer of Aker AS, chief financial officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas holds a master of science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland.

Andrei Baranov has been a director of the Company since June 2011. He has also been a managing director at Altimo since June 2011. He is currently a director at AlfaBank Holding Group, AlfaBank Ukraine, AlfaStrahovanie and OJSC VimpelCom. Mr. Baranov has been a managing partner in Princeton Partners Group from 2002 to 2011. During 9 years he has served as a member of the boards in 14 companies. At Princeton Partners Group he managed over 30 projects in Russia and CIS in strategy development, corporate restructuring, post-merger management, development of top-management motivation systems and others. From 1999 to 2002, Mr. Baranov worked in the New Jersey office of McKinsey and Co., in 1999 at Merrill Lynch, NY, from 1996 to 1997 at Princeton Consultants and from 1992 to 1996 at International Commodity Traders. Mr. Baranov graduated from the Tajik State University (Theoretical physics), Moscow Higher School of Commerce (International Business) and University of Pennsylvania, Wharton School of Business (MBA). Mr. Baranov is as a member of the Company’s finance committee.

Augie K. Fabela II, is the Chairman and Co-Founder of VimpelCom, Ltd. He served as Chairman of OJSC VimpelCom until 2003 and again as Chairman of the Company since June 2011. Mr. Fabela created the Beeline brand, which has been ranked as a Global 100 brand, and in 1996 he led VimpelCom to become the first Russian company to list its shares on the NYSE. In 1998 and 2000, Mr. Fabela brought both Telenor and Alfa Group as strategic shareholders. In 2003, Mr. Fabela became Chairman Emeritus of OJSC VimpelCom and in that position served as a valued strategic advisor to the board of directors and management, including on the Wind Telecom acquisition which made VimpelCom the sixth largest mobile telecommunications company in the world. Mr. Fabela serves on several private boards and is engaged in various philanthropic and civic causes, including serving as a certified SWAT and Police Commander in the United States. Mr. Fabela received his B.A. in International Relations and M.A. in International Policy Studies from Stanford University, both in 1987. Mr Fabela is the chairman of the Company’s compensation committee and finance committee and is a member of the nominating and corporate governance committee.

Mikhail M. Fridman has been a director of the Company since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium. He serves as member of the Supervisory Board of X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell-Morten Johnsen has been a director of the Company since April 2010 and a director of OJSC VimpelCom from June 2007. Mr. Johnsen was appointed Executive Vice President and Head of Telenor’s European Operations in May 2012. Prior to this, from March 2009, Mr Johnsen was CEO of Telenor Serbia. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice president of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration. Mr. Johnsen is a member of the Company’s compensation committee.

Hans-Peter Kohlhammer has been a director of the Company since April 2010. Dr. Kohlhammer was a member of the OJSC VimpelCom board of directors from June 2008 until April 2010. Dr. Kohlhammer has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003, Dr. Kohlhammer was the President and Chief Executive Officer of Grundig AG, Nuremberg. In 2000 and 2001, Dr. Kohlhammer was a self-employed consultant, and from 1998 to 2000 he held various management positions in Esprit Telecom plc, London. Dr. Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD). Dr. Kohlhammer is the chairman of the Company’s audit committee and a member of the nominating and corporate governance committee.

Yuri V. Musatov has been Chief Legal Officer and vice-president of Altimo since April 2006, responsible for legal compliance, deal execution and litigation matters. From 1998 to 2006, Mr. Musatov was an associate at the Moscow and London offices of Skadden Arps Slate Meagher & Flom LLP where he worked on a variety of restructuring, corporate finance and M&A transactions representing multinational and Russian companies as well as top Western investment banks in a number of IPOs and Eurobond issues of blue-chip Russian companies. As an M&A expert, Mr. Musatov represented clients in connection with the merger of Russian state-owned oil companies, acquisitions of the top Russian retail banks and the acquisition of a significant stake in a major Russian metals company. Mr. Musatov is a graduate of the Moscow State Institute of International Relations (LL.B, 1997; J.D, 1998) and Northwestern University School of Law (LL.M, with honors, 2002).

Leonid R. Novoselsky has been a director of the Company since June 2006. Mr. Novoselsky was a member of the OJSC VimpelCom board of directors from June 2006 until April 2010. Mr. Novoselskiy is a co-founder and the current President of the Gradient Group. Since September 2008, Mr. Novoselskiy has been a member of the board of directors of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. Mr. Novoselskiy graduated from the Moscow Institute of Steel and Alloys and in 1999 he received an MBA from the Wharton Business School. Mr. Novoselskiy is the chairman of the Company’s nominating and corporate governance committee and a member of the audit committee.

Alexey M. Reznikovich has been a director of the Company since April 2010. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. He has been Altimo`s CEO since April 2005. He has been a director of Alfa Group, Altimo’s parent company, since 2002, with overall responsibility for business development and management supervision of the group`s assets. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Following this, he founded EMAX, a new business venture to develop internet centres in Russia and was a director of EMAX and of CAFEMAX, an internet cafe chain, since February 2001. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the USA. He graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France. Mr. Reznikovich is a member of the Company’s compensation committee.

Ole Bjorn Sjulstad has been a director of the Company since April 2010. Mr. Sjulstad was a member of the OJSC VimpelCom board of directors from June 2008 until April 2010. Mr. Sjulstad joined the Telenor Group in 2000 as a Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009 Mr. Sjulstad was appointed as Head of Telenor Russia, Moscow. Mr. Sjulstad has served on the board of directors of Grameenphone Ltd, Bangladesh (2002 – 2008), and on the boards of directors of Telenor’s telecommunication companies in Thailand and Malaysia. Prior to joining the Telenor Group Mr. Sjulstad served over a ten year period in various leadership positions in the oil & gas engineering company now named FMC Technologies, and six years in the IT industry. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway, and has completed the Program for Executive Development at IMD, Switzerland. Mr. Sjulstad is a member of the Company’s finance committee.

Morten Karlsen Sorby joined Telenor in 1993 where he has held a number of senior positions, including Executive Vice President and head of the Nordic mobile and fixed network operations of Telenor, Deputy Chief Executive Officer of Telenor Mobile and General Manager of Telenor International AS. He now holds the position as Executive Vice President and head of Group Strategy and Regulatory Affairs, Telenor ASA. He has previously worked at Arthur Andersen & Co in Oslo, Norway. Mr. Sorby has a master of science in business administration. He is a state licensed public accountant (Norway). He also has qualifications from the International Institute for Management Development, IMD, in Lausanne, Switzerland.

Sergei V. Tesliuk has been vice-president of Altimo’s asset management department since October 2011, responsible for Altimo investments in VimpelCom. In 2009-2011 Mr. Tesliuk served as an independent advisor to various Russian financial and industrial groups on issues related to strategy, investments and reorganization. In 2002-2009 Mr. Tesliuk worked at Princeton Partners Group as a consultant, engagement manager and partner. At Princeton Partners Group he participated in more than 30 projects in Russia, CIS and Western Europe in the areas of strategy development, corporate governance and restructuring. Mr. Tesliuk graduated from Belarus State University (Management and Economics). He has a master’s degree in Economics from Economics Education and Research Consortium.

Torbjorn Wist is Senior Vice President and Head of Telenor Group Treasury. Mr. Wist joined Telenor in November 2004 as a Director in Group Mergers & Acquisitions (M&A), and was appointed Senior Vice President and Head of Group M&A in April 2008. Mr. Wist was appointed Senior Vice President and Head of Group Treasury in June 2012. Mr. Wist has also served on the board of Telenor Hungary (2007-2010) and is the current Chairman of Telenor Mobile Communications. Prior to joining Telenor, Mr. Wist spent 11 years in investment banking in New York and London, having worked for Salomon Brothers, Merrill Lynch and Greenhill & Co. Mr. Wist holds the degree of Bachelor of Arts in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario in London, Canada.

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 9.00 am central European time on 20 December 2012 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the supervisory board of VimpelCom Ltd. for the 2012 annual general meeting of VimpelCom Ltd. shareholders to be held on 21 December 2012.

The undersigned appoints Jeffrey David McGhie and Jo Olav Lunder as proxies, each with full power of substitution, and authorizes each of them to represent and to vote, as designated below, all common shares and/or convertible preferred shares of VimpelCom Ltd. held of record by the undersigned on 20 November 2012, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC
AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to barbara.nijhuis@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 9.00 am central European time on 20 December 2012. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSAL 1, “FOR” THE PROPOSAL AND IN RESPECT OF PROPOSALS 2 TO 14, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE 13 CANDIDATES FOR ELECTION AS DIRECTORS AND, IN RESPECT OF EACH OF PROPOSALS 15 AND 16, “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

1.	To approve a 9-member supervisory board.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	To appoint Jon Fredrik Baksaas as a director.	VOTES FOR

3.	To appoint Andrei Baranov as a director.	VOTES FOR

4.	To appoint Augie K. Fabela II as a director.	VOTES FOR

5.	To appoint Mikhail Fridman as a director.	VOTES FOR

6.	To appoint Kjell Morten Johnsen as a director.	VOTES FOR

7.	To appoint Dr. Hans-Peter Kohlhammer as a director.	VOTES FOR

8.	To appoint Yuri Musatov as a director.	VOTES FOR

9.	To appoint Leonid Novoselsky as a director.	VOTES FOR

10.	To appoint Alexey Reznikovich as a director.	VOTES FOR

11.	To appoint Ole Bjorn Sjulstad as a director.	VOTES FOR

12.	To appoint Morten Karlsen Sorby as a director.	VOTES FOR

13.	To appoint Sergei Tesliuk as a director.	VOTES FOR

14.	To appoint Torbjorn Wist as a director.	VOTES FOR

15.	To re-appoint Ernst & Young Accountants LLP as auditor and to authorise the supervisory board to determine its remuneration.	FOR ☐	AGAINST ☐	ABSTAIN ☐

16.	That the 50,000,000 authorised but unissued ordinary shares of par value US$0.001 each be cancelled and the Company’s authorised share capital be reduced by US$50,000 accordingly.	FOR ☐	AGAINST ☐	ABSTAIN ☐